UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant:	Redwood Mortgage Investors IX, LLC

Former Name if Applicable:	Not applicable

Address of Principal Executive Office (Street and Number): City, State and Zip Code:	155 Bovet Road, Suite 302 San Mateo, CA 94402

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant could not complete the filing of its Form 10-Q for the three month period ended March 31, 2025 (the “Form 10-Q”) without unreasonable effort and expense because information needed to finalize the Form 10-Q was not available timely due to personnel/staffing reasons and additional time is needed to finalize the Form 10-Q.

The Registrant is working diligently to file the Form 10-Q for the three months ended March 31, 2025 as soon as practicable.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Michael R. Burwell	650	365-5341
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Expected significant changes in results of operations of the registrant based on its preliminary, unaudited results of operations include the following:

•

Interest income for the three months ended March 31, 2025 was $1.08 million compared to $1.5 million for the three months ended March 31, 2024 due to a decrease in the average daily balance -secured loans of approximately $14.1 million.

•

Net income for the three months ended March 31, 2025 was $217 thousand compared to $645 thousand for the three months ended March 31, 2024, primarily due to a decrease in interest income of approximately $421 thousand for the three months ended March 31, 2025 as compared to the same period in 2024.

Forward-Looking Statements

Certain statements in this Form 12b-25 may be considered forward-looking statements, including statements with respect to the registrant’s expectations that it will file its Quarterly Report on Form 10-Q on or before the extended deadline as a result of filing this Form 12b-25 and the registrant’s expectations with respect to its results of operations for the three months ended March 31, 2025. Forward-looking statements generally relate to future events and can be identified by terminology such as “may,” “should,” “could,” “might,” “plan,” “possible,” “strive,” “budget,” “expect,” “intend,” “will,” “estimate,” “believe,” “predict,” “potential,” “pursue,” “aim,” “goal,” “mission,” “anticipate” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the registrant and its management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to the risks and uncertainties set forth in the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in the registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, and other documents filed by the registrant from time to time with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the registrant assumes no obligation and does not intend to update or revise these forward-looking statements other than as required by applicable law. The registrant does not give any assurance that it will achieve its expectations.

Redwood Mortgage Investors IX, LLC

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2025	By:	/s/ Michael R. Burwell
	Name:	Michael R. Burwell
	Title:	President, Secretary and Treasurer of Redwood Mortgage Corp., as Manager of Redwood Mortgage Investors IX, LLC